FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2002

AUTONOMY CORPORATION PLC

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: 44 (0)1223 448 000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On July 25, 2002, Autonomy Corporation plc (the "Company") issued a press release announcing the Company's preliminary results of operations for the three and six months ended June 30, 2002. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1 Press Release issued on July 25, 2002, announcing preliminary results of operations for the three and six months ended June 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: July 26, 2002 By: ______________________

Andrew M. Kanter
Chief Operating Officer

AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release issued on July 25, 2002, announcing preliminary results of operations for the three months and six ended June 30, 2002.

Autonomy

AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2002

First Half Adjusted Profits Increase 21% from First Half of 2001, but Challenging European Trading Conditions Affect Q2 2002 Revenues*

Autonomy's second quarter conference call will be available live on the World Wide Web at www.autonomy.com on Thursday, July 25, 2002 at 9:30 a.m. BDT/4:30 a.m. EDT/1:30 a.m. PDT

SAN FRANCISCO, California and CAMBRIDGE, England – July 25, 2002 – Autonomy Corporation plc (Nasdaq: AUTN, LSE: AU., Nasdaq Europe: AUTN), a global leader in infrastructure software for the extended enterprise, today reported financial results for the second quarter and six months ended June 30, 2002.

Financial Highlights

	Three Months Ended (unaudited)			Six Months Ended (unaudited)	
Results in US$ ($000's except per share)	**June 30, 2002**	**March 31, 2002**	**June 30, 2001**	**June 30, 2002**	**June 30, 2001**
Revenues	$ 12,171	$ 14,076	$ 14,192	$ 26,247	$ 28,850
Gross profit	$ 11,886	$ 13,900	$ 13,839	$ 25,786	$ 27,783
Gross profit margin	98%	99%	98%	98%	96%
Adjusted net profit*	$ 1,200	$ 3,211	$ 2,069	$ 4,410	$ 3,639
Adjusted EPS*					
- basic	$ 0.01	$ 0.03	$ 0.02	$ 0.03	$ 0.03
- diluted	$ 0.01	$ 0.03	$ 0.02	$ 0.03	$ 0.03

* Adjusted net profit and EPS excludes translational foreign exchange gains and losses and associated tax effects for all periods.

Second Quarter 2002 Corporate Highlights

- First half adjusted profits increase 21% from first half of 2001
- Profit before tax for Q2 2002 is $0.2 million
- Gross margins remain high at 98%
- U.S. business performed well
- Blue chip second quarter wins include State Farm Insurance, Omnitel Vodafone, Hewitt Associates, EnCana, Verizon, Astra Zeneca, General Motors, Sun Microsystems, the U.S. Department of Treasury Law Enforcement and the U.S. Department of Defense
- Autonomy OEM program on track with four new agreements, including Art Technology Group, and an expanded relationship with Vignette for its next generation product
- Average contract size increases to approximately $400,000 from $343,000 in Q1 2002
- Strong balance sheet with $148.0 million in cash
- Tenth consecutive quarter of profitability

Commenting on the results, Dr. Mike Lynch, Group CEO of Autonomy said today: "Autonomy today announced results in-line with its revised guidance. We are able to report today that Autonomy's first half adjusted profits have increased 21% from 2001, leading Autonomy to its tenth consecutive quarter of profitability. We've achieved this despite the difficult conditions in the software markets, and an unexpected return of weakness in Europe's economy that impacted our European revenues."

Dr. Lynch continued, "We remain positive about our prospects, are encouraged by the performance in the U.S., and continue to monitor the situation in Europe. Our ability to remain profitable demonstrates the resilience and flexibility of our business model. Our OEM business continues to be strong, and our demonstrable ROI enables us to perform well relative to the sector. We have taken the opportunity afforded us by the favourable hiring market to increase our R&D and sales and marketing efforts. At the same time, the company remains focused on exploiting the underlying strength of our business, underpinned by profitability, our cash balance of $148 million, and the ROI-based demand for our products."

Second Quarter and Six Month 2002 Financial Highlights

Revenues for the second quarter totalled $12.2 million, down 14% from $14.1 million for the first quarter of 2002, and down 14% from $14.2 million for the second quarter of 2001. U.S./Asia Pac revenues of $7.9 million were 65% of total revenues and U.K./European revenues totalling $4.3 million were 35% of total revenues in the second quarter of 2002. Revenues for the six months ended June 30, 2002 totalled $26.2 million, down 9% from $28.9 million for the six months ended June 30, 2001.

Gross profits for the quarter were $11.9 million, down 14% from $13.9 million in the first quarter of 2002, and down 14% from $13.8 million in the second quarter of 2001. Second quarter gross margins were 98%, compared to 99% in the first quarter of 2002 and compared to 98% in the second quarter of 2001. Gross profits for six months ended June 30, 2002, were $25.8 million, down 7% from $27.8 million for the six months ended June 30, 2001. Gross margins for the six months ended June 30, 2002, were 98%, compared to 96% for the six months ended June 30, 2001.

Adjusted net income for the second quarter of 2002 was $1.2 million, or $0.01 per diluted share, compared to adjusted net income of $3.2 million, or $0.03 per diluted share, for the first quarter of 2002 and compared to adjusted net income of $2.1 million or $0.02 per diluted share, for the second quarter of 2001. Adjusted net income for the six months ended June 30, 2002, was $4.4 million, or $0.03 per diluted share, compared to adjusted net income of $3.6 million, or $0.03 per diluted share, for the six months ended June 30, 2001. Adjusted net income and earnings per share excludes translational foreign exchange gains and losses and associated tax effects for all periods. Net income for the second quarter of 2002 was $1.2 million, or $0.01 per diluted share, compared to net income of $3.4 million, or $0.03 per diluted share, for the first quarter of 2002 and compared to net income of $1.5 million or $0.01 per diluted share, for the second quarter of 2001. Net income for the six months ended June 30, 2002, was $4.6 million, or $0.04 per diluted share, compared to net income of $7.3 million, or $0.05 per diluted share, for the six months ended June 30, 2001.

Cash increased in the quarter to $148.0 million, compared to a balance of $145.4 million at the end of the first quarter of 2002, and compared to $137.3 million at the end of the second quarter of 2001.

Accounts receivable days sales outstanding rose to 126 days for the second quarter of 2002, compared to 90 days for the first quarter of 2002. Receivables for the second quarter were $16.8 million compared to $13.9 million for the first quarter of 2002, and compared to $15.3 million for the second quarter of 2001. Deferred revenues were $7.6 million gross ($3.2 million net) at June 30, 2002, compared with $9.7 million gross ($3.5 million net) at March 31, 2002, and compared with $8.2 million gross ($3.6 million net) at June 30, 2001.

Product Sales

Autonomy's infrastructure technology has been adopted by enterprises to process information across all internal and external data sources. During the quarter, major wins included State Farm Insurance, Omnitel Vodafone, Hewitt Associates, the Port Authority of Singapore, the Belgian Federal Government, EnCana, Verizon and the U.S. Department of Treasury Law Enforcement. Repeat business from existing customers, such as Astra Zeneca, General Motors, AT&T, Ericsson, Credit Lyonnais, the British Tourist Authority, Philips, Sun Microsystems, the U.S. Department of Defense and a number of U.S. intelligence agencies, accounted for approximately 32% of revenue for the quarter.

Strategic Partnerships and OEMs

Autonomy's OEM Program continues to progress according to plans with four new OEM agreements, including Art Technology Group for online customer relationship management, and an expanded OEM agreement with Vignette for its next generation product. OEM-derived revenues for the second quarter of 2002 of $2.7 million accounted for approximately 22% of revenues, down 10% from $3.0 million for the first quarter of 2002, and up 4% from $2.6 million in the second quarter of 2001. OEM-derived revenues included $1.6 million of pre-paid royalties in the second quarter of 2002, up 33% from $1.2 million for the first quarter of 2002, with ongoing OEM royalties of $0.8 million in each of the first and second quarters of 2002.

Q2 Corporate Developments

During the second quarter of 2002, Autonomy's infrastructure technology was highlighted by Giga Information Group in research entitled "Finding Value in Context", for its ability to find context in unstructured information, allowing for more accurate delivery of information and significant return on investments.

About Autonomy Corporation plc

Autonomy Corporation plc (Nasdaq: AUTN; Nasdaq Europe: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including e-commerce, customer relationship management, knowledge management, enterprise information portals, enterprise resource planning and online publishing. Autonomy's customer base includes more than 550 global companies, including Hutchison 3G, Channel 4, Deutsche Bank, AT&T, AstraZeneca, BAE Systems, Ford, Ericsson, General Motors, Lucent, Royal Sun Alliance, Sun Microsystems and public sector agencies including the UK Government's Department of Trade and Industry, NASA, the US Department of Defense and the US Department of Energy. Strategic reseller and OEM partners include leading companies such as BEA, Business Objects, Computer Associates, Hewlett Packard, IBM Global Services, Vignette and Sybase. The company has offices in North America, Europe, Asia and Australia and is on the Web at http://www.autonomy.com/.

Caution Concerning Forward-Looking Statements

With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's Annual Report on Form 20-F and Registration Statements on Form F-1.

Financial Media Contacts:
Ian Black, Director of Corporate Communications
Autonomy Corporation plc
+44 (0)1223 448 000

Edward Bridges
Financial Dynamics
+44 (0)20 7831 3113

Analyst and Investor Contacts:
Sushovan Hussain, Chief Financial Officer
Autonomy Corporation plc
+44 (0)1223 448 000

Edward Bridges
Financial Dynamics
+44 (0)20 7831 3113

AUTONOMY CORPORATION plc
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended (Unaudited)			Six Months Ended (Unaudited)	
	June 30, 2002	**March 31, 2002**	**June 30, 2001**	**June 30, 2002**	**June 30, 2001**
Revenues	$ 12,171	$ 14,076	$ 14,192	$ 26,247	$ 28,850
Cost of revenues	(285)	(176)	(353)	(461)	(1,067)
Gross profit	11,886	13,900	13,839	25,786	27,783
Operating expenses:					
Research and development	(2,188)	(2,020)	(1,848)	(4,208)	(3,848)
Sales and marketing	(8,116)	(7,410)	(8,302)	(15,526)	(17,387)
General and administrative	(1,561)	(1,381)	(2,046)	(2,942)	(4,482)
Provision for doubtful accounts	(534)	(345)	(2)	(879)	504
Total operating expenses	(12,399)	(11,156)	(12,198)	(23,555)	(25,213)
Profit (loss) from operations	(513)	2,744	1,641	2,231	2,570
Share of loss of associated company and minority interest	(141)	(76)	34	(217)	72
Interest income, net	1,209	1,306	1,594	2,515	3,490
Gain (loss) on foreign exchange	(11)	225	(756)	214	5,174
Investment write-off and other	(345)	—	(278)	(345)	(278)
Profit before income taxes	199	4,199	2,235	4,398	11,028
Provision for income taxes	993	(831)	(695)	162	(3,767)
Net profit	$ 1,192	$ 3,368	$ 1,540	$ 4,560	$ 7,261
Basic earnings per share	$ 0.01	$ 0.03	$ 0.01	$ 0.04	$ 0.06
Diluted earnings per share	$ 0.01	$ 0.03	$ 0.01	$ 0.04	$ 0.05
Weighted average ordinary shares outstanding	127,544	127,526	127,024	127,355	127,080
Weighted average ordinary shares outstanding, assuming dilution	128,667	128,416	134,192	128,470	133,521

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As at		
		(Unaudited)	
	June 30, 2002	March 31, 2002	June 30, 2001
ASSETS			
Current assets:			
Cash and cash equivalents	$ 147,969	$ 145,377	$ 137,301
Accounts receivable, net of allowances for doubtful accounts of $2,647, $2,274 and $2,040 as of June 30, 2002, March 31, 2002 and June 30, 2001, respectively	16,802	13,876	15,338
Prepaid expenses and other current assets	4,838	3,415	2,164
Deferred tax asset	703	309	—
Total current assets	170,312	162,977	154,803
Property and equipment	4,410	4,065	3,430
Less accumulated depreciation	(2,218)	(1,912)	(1,283)
Property and equipment, net	2,192	2,153	2,147
Intangible assets, net	915	767	259
Goodwill, net	4,632	4,323	4,533
Other investments, cost	2,651	2,996	1,866
TOTAL ASSETS	$ 180,702	$ 173,216	$ 163,608
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 1,752	$ 3,556	$ 1,124
Taxes payable, including corporation tax	380	2,014	4,975
Accrued expenses and other liabilities	6,712	7,214	5,760
Deferred revenue	3,196	3,497	3,577
Total current liabilities	12,040	16,281	15,436
Minority interest	(255)	(238)	(119)
Shareholders' equity:			
Ordinary shares (1)	662	662	661
Additional paid-in capital	159,452	159,397	158,408
Accumulated profit	7,755	6,563	1,091
Other accumulated comprehensive income	1,048	(9,449)	(11,869)
Total shareholders' equity	168,917	157,173	148,291
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 180,702	$ 173,216	$ 163,608

(1) At June 30, 2002, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,573,070 issued and outstanding; as of March 31, 2002, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,526,219 issued and outstanding; as of June 30, 2001, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,215,363 issued and outstanding.

AUTONOMY CORPORATION plc
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended (Unaudited)			Six Months Ended (Unaudited)	
	June 30, 2002	**March 31, 2001**	**June 30, 2001**	**June 30, 2002**	**June 30, 2001**
Cash flows from operating activities:					
Net profit	$ 1,192	$ 3,368	$ 1,540	$ 4,560	$ 7,261
Adjustments to reconcile net profit to net cash, provided by operating activities:					
Depreciation and amortization	306	233	704	539	1,400
Share of earnings of associated company and minority interest	181	76	(34)	257	(72)
Write-off of investment	345	—	278	345	278
Provision for doubtful accounts	220	345	(61)	565	(1,420)
Deferred tax	(370)	352	—	(18)	—
Share-based compensation	—	—	—	—	(197)
Foreign currency movements	11	(227)	756	(216)	(5,174)
Changes in operating assets and liabilities:					
Accounts receivable	(2,594)	(1,035)	(2,239)	(3,629)	7,755
Prepaid expenses and other current assets	(207)	(550)	(689)	(757)	(1,019)
Deferred revenues	(441)	357	(583)	(84)	(2,058)
Accounts payable	(1,960)	1,502	(624)	(458)	(1,069)
Accrued expenses and other liabilities	(3,542)	(1,526)	(3,012)	(5,068)	(1,922)
Net cash provided by (used in) operating activities	(6,859)	2,895	(3,964)	(3,964)	3,763
Cash flows from investment activities:					
Purchase of equipment	(143)	(151)	(531)	(294)	(1,305)
Purchase of intangibles	(171)	—	(5)	(171)	(57)
Purchase of investments	—	—	—	—	(95)
Net cash used in investing activities	(314)	(151)	(536)	(465)	(1,457)
Cash flows from financing activities:					
Proceeds from issuance of shares, net of issuance costs	53	909	214	962	649
Net cash provided by financing activities	53	909	214	962	649
Effect of foreign exchange on cash and cash equivalents	9,712	(1,880)	(2,227)	7,832	(3,144)
Net increase (decrease) in cash and cash equivalents	2,592	1,773	(6,513)	4,365	(189)
Beginning cash and cash equivalents	145,377	143,604	143,814	143,604	137,490
Ending cash and cash equivalents	$ 147,969	$ 145,377	$ 137,301	$ 147,969	$ 137,301
Supplemental disclosure of cash flow information:					
Cash received (paid) for:					
Interest, net	$ 1,209	$ 1,306	$ 1,594	$ 2,515	$ 3,727
Income taxes	$ (1,165)	$ (1,600)	$ (2,953)	$ (2,765)	$ 3,213

The accompanying notes are an integral part of these consolidated financial statements

1. Basis of presentation

The accompanying consolidated financial statements of Autonomy Corporation plc ("Autonomy" or the "Company") have been prepared in conformity with United States generally accepted accounting principles, consistent in all material respects with those applied in the Company's consolidated financial statements for the year ended December 31, 2001, included in the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission although the consolidated financial statements do not include all information and footnotes required by US GAAP. All information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results and the Company's financial position for and as at the periods presented. The results of operations for the three and six months ended June 30, 2002, are not necessarily indicative of the operating results for future operating periods. The interim consolidated financial statements should be read in connection with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2001, and the risk factors as set forth in the Form 20-F.

2. Segment information

	Three months ended (Unaudited)		
Revenue by country:	June 30, 2002	March 31, 2002	June 30, 2001
US	$ 7,855	$ 6,234	$ 6,773
UK/Europe	4,235	7,736	7,110
Rest of World	81	106	309
Total	$ 12,171	$ 14,076	$ 14,192